Filed by Enterprise Financial Services Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended Subject Company: First Choice Bancorp Commission File No.: 333-256265 June 29, 2021 Dear Stockholder: According to our latest records, we have not yet received your proxy for the important special meeting of stockholders of Enterprise Financial Services Corp, to be held on Tuesday, July 20, 2021, in connection with Enterprise’s proposed acquisition of First Choice Bancorp. The Enterprise Board of Directors unanimously recommends that you vote FOR the three proposals on the agenda. YOUR VOTE MATTERS, regardless of how many or how few shares you own. Please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you received this letter by email, you may also simply press the “VOTE NOW” button in the accompanying email. Very truly yours, Nicole M. Iannacone Corporate Secretary REMEMBER: You can vote your shares electronically—it’s quick and easy! Please simply follow the easy instructions on the enclosed proxy card or press the “VOTE NOW” button if you received this letter by email. If you have any questions, or need assistance in voting your shares, please call our proxy solicitor, INNISFREE M&A INCORPORATED, TOLL-FREE at 1-888-750-5834.